EXHIBIT 11

                          [GUARDSMAN LETTERHEAD]




                              March 18, 1996



To Security Builder Plan Participants:

          As you are aware, LP Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Lilly Industries, Inc., an Indiana corporation, has made a tender offer to purchase all outstanding shares of Guardsman Products, Inc. common stock, par value $1.00 per share, and the associated Preferred Stock Purchase Rights at $23.00 per share in cash. The tender offer began on March 8, 1996 and will expire on Thursday, April 4, 1996, unless extended.

          As a result of this tender offer for Guardsman shares, all Security Builder Plan investments in the Guardsman Common Stock Fund have been frozen effective as of March 14, 1996. Participants in the Security Builder Plan will not be permitted to increase or decrease their investments in the Guardsman Common Stock Fund from March 14, 1996, until April 4, 1996, or such later date to coincide with the expiration of the tender offer. Throughout this suspension period, all contributions and loan repayments allocated to the Guardsman Common Stock Fund will be held by Comerica Bank in a money market fund pending the expiration of the tender offer. In addition, during the suspension period, new loans cannot be made from the Guardsman Common Stock Fund but may be taken out from your other investment elections.

          If you participated in the Guardsman Common Stock Fund as of March 14, 1996, you will find materials enclosed from Comerica Bank regarding whether you wish to accept or reject the $23.00 tender offer. Please review these materials carefully and return the instruction page to Comerica Bank in the enclosed envelope by March 28, 1996.